Exhibit 99.1

POMDOCTOR LIMITED Announces Fiscal Year 2025 Financial Results

GUANGZHOU, China, May 14, 2026 /PRNewswire/ — Pomdoctor Limited (“Pomdoctor” or the “Company”) (NASDAQ: POM), a leading online medical services platform for chronic diseases in China, today announced its financial results for the fiscal year ended December 31, 2025.

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of Pomdoctor, commented: “Fiscal year 2025 marked a year of solid revenue expansion and continued execution of our growth strategy. Both our net revenues and gross profit recorded solid year-over-year increases, by 16.7% and 9.6% respectively, primarily driven by the strong growth of our Internet hospital business, particularly online pharmacy sales as we deepened collaboration with pharmaceutical manufacturers. At the same time, we achieved a steady gross margin over 13%, reflecting our capability in maintaining profit while continuing expansion of our business scale, executing sales promotions and obtaining new customers.

“During the year, we also increased our investments in research and development (“R&D”) by 328.5% to support our long-term strategic priorities. Our R&D efforts are focused on enhancing our technology-driven healthcare capabilities and strengthening our platform infrastructure, which we believe will enable us to deliver more efficient and accessible healthcare services while supporting sustainable growth over time.

“Despite the net loss for the year, which was primarily attributable to significant non-recurring expenses associated with our initial public offering, including professional service fees and investor relations initiatives, we view these costs as necessary and strategic investments. These investments enabled our transition to a publicly listed company, strengthened our corporate governance, enhanced our operational and financial capabilities, and unlocked broader growth opportunities for the future. Following our successful listing, we are now better positioned to access capital market resources to support business expansion and execute our long-term growth strategy more efficiently on a larger scale.

“Looking ahead, we remain confident in the long-term growth potential of China’s digital healthcare market. We will continue to deepen strategic partnerships with pharmaceutical companies to further drive Internet hospital growth, accelerate the integration of our platform with online medical insurance systems across major cities, and advance our strategic upgrade centered on ‘artificial intelligence (AI) + medical-grade smart wearables + full-cycle chronic disease management.’ We believe these initiatives will strengthen our ecosystem and position us for scalable growth and long-term value creation.”

Fiscal Year 2025 Financial Summary

•	Net revenues were RMB399.9 million (US$57.2 million) in fiscal year 2025, an increase of 16.7% from RMB342.6 million in fiscal year 2024.

•	Gross profit was RMB52.3 million (US$7.5 million) in fiscal year 2025, an increase of 9.6% from RMB47.7 million in fiscal year 2024.

•	Gross margin was 13.1% in fiscal year 2025, compared to 13.9% in fiscal year 2024.

•	Net loss was RMB130.9 million (US$18.7 million) in fiscal year 2025, compared to RMB37.4 million in fiscal year 2024.

•	Basic and diluted loss per share were RMB21.96 (US$3.14) in fiscal year 2025, compared to RMB22.72 in fiscal year 2024.

Fiscal Year 2025 Financial Results

Net Revenues

Net revenues were RMB399.9 million (US$57.2 million) in fiscal year 2025, an increase of 16.7% from RMB342.6 million in fiscal year 2024.

•	Net revenues from Internet hospital were RMB150.7 million (US$21.6 million) in fiscal year 2025, an increase of 69.3% from RMB89.0 million in fiscal year 2024. The increase was primarily due to the increase in revenues generated from online pharmacy sales. In fiscal year 2025, the Company deepened cooperation with pharmacy manufacturers to sell their products through its Internet hospital platform, which led to that revenue from the Company’s online pharmacy sales increased from RMB87.8 million in fiscal year 2024 to RMB149.2 million (US$21.3 million) in fiscal year 2025. Revenue from online consultation service slightly increased from RMB1.2 million in fiscal year 2024 to RMB1.5 million (US$0.2 million) in fiscal year 2025.

•	Net revenues from pharmaceutical supply chain were RMB249.2 million (US$35.6 million) in fiscal year 2025, a decrease of 1.7% from RMB253.5 million in fiscal year 2024, primarily driven by the decrease in the Company’s pharmacy wholesale business from RMB246.9 million in fiscal year 2024 to RMB243.2 million (US$34.8 million) in fiscal year 2025, as a result of the Company’s stable pharmaceutical supply chain business and reduction cooperation with the customers whose credit terms were relatively longer than others. Because of high competition of retail pharmacy store, two of the Company’s retail sales stores were closed in fiscal year 2025, which led to that the revenues from pharmacy retail sales also decreased from RMB6.6 million in fiscal year 2024 to RMB6.0 million (US$0.9 million) in fiscal year 2025.

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Cost of Revenues

Cost of revenue was RMB347.6 million (US$49.7 million) in fiscal year 2025, an increase of 17.9% from RMB294.9 million in fiscal year 2024. The increase was primarily due to the increase in cost of revenues in online pharmacy sales from RMB51.0 million in fiscal year 2024 to RMB101.4 million (US$14.5 million) in fiscal year 2025, which was in line with the increase in the Company’s net revenues from Internet hospital. The cost of revenues in pharmaceutical supply chain increased from RMB243.9 million in fiscal year 2024 to RMB246.2 million (US$35.2 million) in fiscal year 2025.

Gross Profit and Gross Margin

Gross profit was RMB52.3 million (US$7.5 million) in fiscal year 2025, an increase of 9.6% from RMB47.7 million in fiscal year 2024.

Gross margin was 13.1% in fiscal year 2025, slightly decreased from 13.9% in fiscal year 2024.

•	Gross profit margin of Internet hospital was 32.7% in fiscal year 2025, decreased from 42.7% in fiscal year 2024. The decrease mainly attributable to the increase in the online pharmacy sales of products with lower gross profit margin.

•	Gross profit margin of pharmaceutical supply chain was 1.2% in fiscal year 2025, decreased from 3.8% in fiscal year 2024. The decrease was primarily because the gross profit margin of the Company’s pharmacy wholesale customers newly obtained in fiscal year 2025 was lower than that of customers in fiscal year 2024.

Operating Expenses

Total operating expenses were RMB170.9 million (US$24.4 million) in fiscal year 2025, compared to RMB73.5 million in fiscal year 2024.

•	Sales and marketing expenses were RMB96.2 million (US$13.8 million) in fiscal year 2025, increased by 70.7% from RMB56.4 million in fiscal year 2024. The increase primarily due to the increase in professional service fees paid to outsourced consultants for promoting the Company’s brand and internet medical platform of approximately RMB36.5 million (US$5.2 million) and service fees to doctors and staff costs which is in line of the increase in the revenues from Internet hospital business.

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•	General and administrative expenses were RMB59.7 million (US$8.5 million) in fiscal year 2025, increased by 402.9% from RMB11.9 million in fiscal year 2024. The increase primarily due to (i) increase in professional service fee paid to outsourced consultants for consultancy for investor relationship management of approximately RMB38.0 million (US$5.4 million) incurred in fiscal year 2025; and (ii) the increase in consulting service fee and office fees of RMB6.5 million (US$0.9 million) paid during the process of initial public offering, primarily offset by the decrease in expected credit loss recognized resulting from the efforts for collection of accounts receivable.

•	Research and development expenses were RMB12.9 million (US$1.8 million) in fiscal year 2025, increased by 328.5% from RMB3.0 million in fiscal year 2024. The increase primarily due to a new research and development project, especially in AI and healthcare-related AI applications, launched in fiscal year 2025 and related consulting service fee paid.

•	Impairment loss on property and equipment and operating lease right-of-use assets with definite lives of RMB2.2 million and RMB2.1 million (US$0.3 million) in fiscal year 2024 and 2025, respectively.

Net Loss

Net loss was RMB130.9 million (US$18.7 million) in fiscal year 2025, compared to RMB37.4 million in fiscal year 2024.

Basic and Diluted Loss per Share

Basic and diluted loss per share were RMB21.96 (US$3.14) in fiscal year 2025, compared to RMB22.72 in fiscal year 2024.

Financial Condition

As of December 31, 2025, the Company had cash and cash equivalents of RMB9.6 million (US$1.4 million), compared to RMB7.7 million as of December 31, 2024.

Net cash used in operating activities in fiscal year 2025 was RMB148.5 million (US$21.2 million), compared to RMB16.1 million in fiscal year 2024.

Net cash used in investing activities in fiscal year 2025 was RMB1.6 million (US$0.2 million), compared to RMB0.03 million in fiscal year 2024.

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Net cash provided by financing activities in fiscal year 2025 was RMB153.9 million ($22.0 million), compared to RMB17.0 million in fiscal year 2024.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025.

Recent Development

On October 9, 2025, the Company completed its initial public offering (the “Offering”) of 5,000,004 American Depositary Shares (“ADSs”) at a public offering price of US$4.00 per ADS. On October 10, 2025, the underwriter of the Offering fully exercised its over-allotment option to purchase an additional 750,000 American Depositary Shares of the Company at the public offering price of US$4.00 per ADS. The gross proceeds were US$23,000,016 from the Offering, before deducting underwriting discounts and commissions, and other expenses. The Company’s ADSs began trading on the Nasdaq Global Market on October 8, 2025 under the ticker symbol “POM.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED is a leading online medical services platform for chronic diseases in China, ranking sixth on China’s Internet hospital market based on the number of contracted doctors in 2022, according to Frost & Sullivan. Focusing on chronic disease management and pharmaceutical services, the Company offers a one-stop platform for medical services, organically connecting patients with doctors and pharmaceutical products. The Company’s operations primarily include Internet hospital and pharmaceutical supply chain, connecting users, pharmacies, suppliers, medical professionals, and other healthcare participants. Through this model, POMDOCTOR aims to enhance the efficiency and transparency of the healthcare value chain. The Company’s mission is to provide effective prevention and treatment solutions to alleviate patients’ sufferings from illnesses. Its vision is to become the most trustworthy medical and healthcare services platform. For more information, please visit the Company’s website: http://ir.7shiliu.com.

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Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

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POMDOCTOR LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents (including amounts of the consolidated VIEs of RMB7,596,708 and RMB8,445,208 (US$1,207,649) as of December 31, 2024 and 2025, respectively)	7,651,695	9,580,367	1,369,974
Accounts receivable, net (including amounts of the consolidated VIEs of RMB8,374,608 and RMB18,440,482 (US$2,636,954) as of December 31, 2024 and 2025, respectively)	8,374,608	18,440,482	2,636,954
Accounts receivable - a related party (including amounts of the consolidated VIEs of RMB424,259 and RMB831,436 (US$118,894) as of December 31, 2024 and 2025, respectively)	424,259	831,436	118,894
Amount due from related parties (including amounts of the consolidated VIEs of RMB6,070,945 and RMB3,637,039 (US$520,090) as of December 31, 2024 and 2025, respectively)	5,632,987	3,637,039	520,090
Inventories (including amounts of the consolidated VIEs of RMB9,165,973 and RMB8,280,145 (US$1,184,045) as of December 31, 2024 and 2025, respectively)	9,165,973	8,280,145	1,184,045
Other receivables, net (including amounts of the consolidated VIEs of RMB5,318,724 and RMB5,824,886 (US$832,948) as of December 31, 2024 and 2025, respectively)	5,318,724	63,517,961	9,082,948
Advances to suppliers (including amounts of the consolidated VIEs of RMB929,167 and RMB679,196 (US$97,124) as of December 31, 2024 and 2025, respectively)	929,167	679,196	97,124
Total current assets	37,497,413	104,966,626	15,010,029
Property and equipment, net (including amounts of the consolidated VIEs of RMB461,362 and RMB1,246,568 (US$178,257) as of December 31, 2024 and 2025, respectively)	461,362	1,246,568	178,257
Other non-current assets (including amounts of the consolidated VIEs of RMB831,132 and RMB1,344,232 (US$192,223) as of December 31, 2024 and 2025, respectively)	831,132	1,344,232	192,223
Deferred offering costs (including amounts of the consolidated VIEs of RMB7,437,679 and nil as of December 31, 2024 and 2025, respectively)	7,437,679	—	—
Total non-current assets	8,730,173	2,590,800	370,480
Total assets	46,227,586	107,557,426	15,380,509
Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated VIEs of RMB25,320,486 and RMB44,813,902 (US$6,408,303) as of December 31, 2024 and 2025, respectively)	25,320,486	44,813,902	6,408,303
Accounts payable – a related party (including amounts of the consolidated VIEs of RMB25,891 and RMB7,296 (US$1,043) as of December 31, 2024 and 2025, respectively)	25,891	7,296	1,043
Short-term bank loans (including amounts of the consolidated VIEs of RMB34,958,333 and RMB53,000,000 (US$7,578,899) as of December 31, 2024 and 2025, respectively)	34,958,333	53,000,000	7,578,899
Long-term bank loans, current (including amounts of the consolidated VIEs of RMB300,000 and RMB3,700,000 (US$529,093) as of December 31, 2024 and 2025, respectively)	300,000	3,700,000	529,093
Long-term loans, current (including amounts of the consolidated VIEs of RMB10,000,000 and RMB10,000,000 (US$1,429,981) as of December 31, 2024 and 2025, respectively)	10,000,000	10,000,000	1,429,981
Long-term loans from third parties, current (including amounts of the consolidated VIEs of RMB2,320,082 and RMB200,000 (US$28,600) as of December 31, 2024 and 2025, respectively)	2,320,082	200,000	28,600
Salary and welfare payable (including amounts of the consolidated VIEs of RMB15,375,537 and RMB14,477,975 (US$2,070,323) as of December 31, 2024 and 2025, respectively)	15,375,537	14,477,975	2,070,323
Advance from customers (including amounts of the consolidated VIEs of RMB1,756,046 and RMB1,591,131 (US$227,529) as of December 31, 2024 and 2025, respectively)	1,756,046	1,591,131	227,529
Value added tax (“VAT”) and other tax payable (including amounts of the consolidated VIEs of RMB815,462 and RMB658,492 (US$94,163) as of December 31, 2024 and 2025, respectively)	815,462	658,983	94,233
Other payables (including amounts of the consolidated VIEs of RMB12,888,550 and RMB11,817,179 (US$1,689,838) as of December 31, 2024 and 2025, respectively)	12,888,750	11,817,379	1,689,865
Accrued liabilities (including amounts of the consolidated VIEs of RMB9,712,966 and RMB14,231,003 (US$2,035,006) as of December 31, 2024 and 2025, respectively)	9,712,966	14,580,658	2,085,008
Short-term loans from third parties (including amounts of the consolidated VIEs of RMB11,551,614 and RMB610,637 (US$87,320) as of December 31, 2024 and 2025, respectively)	11,551,614	610,637	87,320
Loans from related parties, current (including amounts of the consolidated VIEs of RMB13,821,875 and RMB15,198,309 (US$2,173,329) as of December 31, 2024 and 2025, respectively)	13,821,875	15,198,309	2,173,329
Amount due to related parties (including amounts of the consolidated VIEs of RMB36,829,010 and RMB92,331,116 (US$13,203,174) as of December 31, 2024 and 2025, respectively)	36,829,010	45,966,864	6,573,174
Operating lease liabilities, current (including amounts of the consolidated VIEs of RMB1,388,863 and RMB1,545,002 (US$220,932) as of December 31, 2024 and 2025, respectively)	1,388,863	1,545,002	220,932
Other current liabilities (including amounts of the consolidated VIEs of RMB2,080,556 and nil as of December 31, 2024 and 2025, respectively)	2,080,556	—	—
Total current liabilities	179,145,471	218,168,136	31,197,632

Long-term bank loans, noncurrent (including amounts of the consolidated VIEs of RMB8,400,000 and RMB11,000,000 (US$1,572,979) as of December 31, 2024 and 2025, respectively)	8,400,000	11,000,000	1,572,979
Long-term loans from third parties, noncurrent (including amounts of the consolidated VIEs of nil and RMB2,000,582 (US$286,079) as of December 31, 2024 and 2025, respectively)	—	2,000,582	286,079
Loans from related parties, noncurrent (including amounts of the consolidated VIEs of RMB356,690,859 and RMB356,390,859 (US$50,963,215) as of December 31, 2024 and 2025, respectively)	356,690,859	356,390,859	50,963,215
Operating lease liabilities, noncurrent (including amounts of the consolidated VIEs of RMB1,672,218 and RMB1,294,510 (US$185,112) as of December 31, 2024 and 2025, respectively)	1,672,218	1,294,510	185,112
Total non-current liabilities	366,763,077	370,685,951	53,007,385
Total liabilities	545,908,548	588,854,087	84,205,017

Commitments and contingencies	—	—	—

Mezzanine equity
Convertible redeemable preferred shares (US$0.0001 par value; 12,597,228 shares authorized, 12,597,228 shares and nil issued and outstanding as of December 31, 2024 and 2025, respectively)	1,595,051,558	—	—
Redeemable non-controlling interests	168,671,234	—	—
Total mezzanine equity	1,763,722,792	—	—
Deficit
Class A Ordinary shares (US$0.0001 par value; 450,000,000 shares authorized, 4,268,156 and 21,140,922 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	2,988	14,997	2,145
Class B Ordinary shares (US$0.0001 par value; 2,042,042 shares authorized and outstanding as of December 31, 2024 and 2025, respectively)	1,408	1,408	201
Subscription receivable	(1,608)	(2,186)	(313)
Additional paid-in capital	—	2,023,765,569	289,394,627
Accumulated deficit	(2,263,419,477)	(2,475,998,594)	(354,063,090)
Accumulated other comprehensive (loss)	(5,231)	(1,752,460)	(250,598)
Total Pomdoctor Limited’s shareholders’ deficit	(2,263,421,920)	(453,971,266)	(64,917,028)
Noncontrolling interests	18,166	(27,325,395)	(3,907,480)
Total deficit	(2,263,403,754)	(481,296,661)	(68,824,508)
Total liabilities, mezzanine equity and deficit	46,227,586	107,557,426	15,380,509

*	Ordinary shares and share data have been retroactively restated to give effect to the nominal share issuance for the Reorganization completed on August 8, 2024.

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POMDOCTOR LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenues – third parties	304,729,898	341,328,781	399,359,702	57,107,678
Net revenues – a related party	123,073	1,229,139	555,262	79,401
Net revenues	304,852,971	342,557,920	399,914,964	57,187,079
Cost of revenues	266,131,202	294,863,867	347,632,853	49,710,837
Gross profit	38,721,769	47,694,053	52,282,111	7,476,242

Operating expenses:
Sales and marketing expenses (including related party amounts of nil, nil and RMB1,172,706 (US$167,695) for the years ended December 31, 2023, 2024 and 2025, respectively)	43,678,681	56,366,433	96,214,406	13,758,477
General and administrative expenses	12,314,018	11,878,335	59,729,352	8,541,184
Research and development expenses	3,370,945	3,002,040	12,864,656	1,839,621
Impairment loss on long-lived assets	1,107,027	2,238,525	2,108,517	301,514
Impairment loss on long-term investment	500,000	—	—	—
Total operating expenses	60,970,671	73,485,333	170,916,931	24,440,796
Loss from operations	(22,248,902)	(25,791,280)	(118,634,820)	(16,964,554)

Other expense, net:
Other income	163,622	1,238,538	496,122	70,945
Other expense	(1,336,595)	(37,608)	(60,325)	(8,625)
Interest expense (including related party amounts of RMB9,900,417, RMB8,621,249 and RMB8,118,160 (US$1,160,881) for the year ended December 31, 2023, 2024 and 2025, respectively)	(13,849,119)	(12,964,584)	(12,885,122)	(1,842,548)
Government grants	321,573	189,500	152,599	21,821
Total other expense, net	(14,700,519)	(11,574,154)	(12,296,726)	(1,758,407)
Loss before income tax	(36,949,421)	(37,365,434)	(130,931,546)	(18,722,961)
Income tax expense	—	—	(375)	(54)
Net loss	(36,949,421)	(37,365,434)	(130,931,921)	(18,723,015)
Accretion to redemption value of mezzanine equity	(108,440,354)	(105,969,614)	(81,648,716)	(11,675,611)
Less: Net income (loss) attributable to noncontrolling interests	1,057	25,878	(1,520)	(217)
Net loss attributable to the Pomdoctor Limited’s ordinary shareholders	(145,390,832)	(143,360,926)	(212,579,117)	(30,398,409)
Net loss	(36,949,421)	(37,365,434)	(130,931,921)	(18,723,015)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	—	(5,231)	(1,747,229)	(249,850)
Total comprehensive loss	(36,949,421)	(37,370,665)	(132,679,150)	(18,972,865)
Accretion to redemption value of mezzanine equity	(108,440,354)	(105,969,614)	(81,648,716)	(11,675,611)
Less: comprehensive income (loss) attributable to noncontrolling interests	1,057	25,878	(1,520)	(217)
Comprehensive loss attributable to the Pomdoctor Limited’s ordinary shareholders	(145,390,832)	(143,366,157)	(214,326,346)	(30,648,259)

Loss per share
Basic and diluted	(23.04)	(22.72)	(21.96)	(3.14)

Weighted average number of ordinary shares outstanding*
Basic and diluted	6,310,198	6,310,198	9,680,622	9,680,622

*	Ordinary shares and share data have been retroactively restated to give effect to the nominal share issuance for the Reorganization completed on August 8, 2024.

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POMDOCTOR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(36,949,421)	(37,365,434)	(130,931,921)	(18,723,015)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	112,092	134,510	149,307	21,351
Change in expected credit losses	1,488,459	841,683	(240,982)	(34,460)
Allowance for inventory	503,079	494,459	1,883,635	269,355
Share base payment	—	—	16,423,683	2,348,555
Impairment loss on long-lived assets	1,107,027	2,238,525	2,108,517	301,514
Impairment loss on long-term investment	500,000	—	—	—
Gain/(Loss) on disposal of property and equipment	—	(3,893)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,273,526)	20,309,367	(10,099,387)	(1,444,193)
Accounts receivable – a related party	—	(424,259)	(407,177)	(58,226)
Amount due from related parties	831,665	(3,229,309)	1,995,948	285,417
Inventories	(5,001,966)	3,033,987	(997,807)	(142,684)
Other receivables	(4,011,854)	(210,043)	(57,924,742)	(8,283,128)
Advances to suppliers	(53,696)	1,950,808	249,971	35,745
Other non-current assets	(171,874)	(281,632)	86,900	12,427
Accounts payable	(1,627,218)	(16,254,687)	19,493,416	2,787,521
Accounts payable – a related party	(30,908)	(88,034)	(18,595)	(2,659)
Salary and welfare payable	(3,400,663)	149,452	(897,562)	(128,350)
Advance from customers	(1,489,222)	512,618	(164,915)	(23,583)
Value added tax (“VAT”) and other tax payable	(115,371)	601,150	(156,479)	(22,376)
Other payables	(3,001,148)	3,391,790	1,300,394	185,954
Accrued liabilities	(96,449)	(82,393)	4,867,692	696,071
Amount due to related parties	8,879,617	7,145,948	9,137,854	1,306,696
Operating lease liabilities	(1,994,305)	(1,076,049)	(2,256,846)	(322,725)
Refund liability	—	2,080,556	(2,080,556)	(297,516)
Net cash used in operating activities	(45,795,682)	(16,130,880)	(148,479,652)	(21,232,309)

Cash flows from investing activities:
Payment for purchase of property and equipment	(111,891)	(37,773)	(1,007,753)	(144,107)
Payment for other noncurrent assets	—	—	(600,000)	(85,799)
Proceeds from disposal of property and equipment	—	4,400	—	—
Net cash used in investing activities	(111,891)	(33,373)	(1,607,753)	(229,906)
Cash flows from financing activities:
Loans from related parties	104,430,113	15,301,351	24,778,594	3,543,292
Repayment to related parties	(64,460,091)	(25,047,012)	(23,702,159)	(3,389,364)
Proceeds from short-term bank loans	28,000,000	44,100,000	56,000,000	8,007,893
Repayment of short-term bank loans	(15,664,494)	(31,141,667)	(37,958,333)	(5,427,969)
Proceeds from long-term bank loans	3,000,000	6,000,000	7,000,000	1,000,987
Repayment of long-term bank loans	—	(847,295)	(1,000,000)	(142,998)
Repayment of long-term loans	(470,272)	(391,667)	(119,500)	(17,088)
Loans from third parties	1,124,048	19,856,630	2,951,275	422,027
Repayment to third parties	(3,615,200)	(10,814,260)	(13,892,252)	(1,986,566)
Proceeds from IPO	—	—	163,932,614	23,442,052
Payment for deferred offering cost	(2,276,926)	—	(24,063,528)	(3,441,039)
Net cash provided by financing activities	50,067,178	17,016,080	153,926,711	22,011,227
Effect of exchange rate changes	—	(5,231)	(1,910,634)	(273,217)
Net increase in cash and cash equivalents and restricted cash	4,159,605	846,596	1,928,672	275,796
Cash and cash equivalents and restricted cash at beginning of the year	2,645,494	6,805,099	7,651,695	1,094,178
Cash and cash equivalents and restricted cash at end of the year	6,805,099	7,651,695	9,580,367	1,369,974

Including:
Cash and cash equivalents at beginning of the year	2,485,598	6,717,031	7,651,695	1,094,178
Restricted cash at beginning of the year	159,896	88,068	—	—

Cash and cash equivalents and restricted cash at end of the year	6,805,099	7,651,695	9,580,367	1,369,974

Including:
Cash and cash equivalents at end of the year	6,717,031	7,651,695	9,580,367	1,369,974
Restricted cash at end of the year	88,068	—	—	—

Supplemental disclosures of cash flows information:
Cash paid for income tax	—	—	—	—
Cash paid for interest expense	2,388,025	2,744,793	2,703,601	386,610

Supplemental disclosure of noncash investing and financing activities:
Property and equipment acquired by assuming a long-term loan	640,000	—	—	—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	1,063,104	2,200,752	2,035,277	291,041
Conversion of convertible redeemable preferred shares into Class A ordinary shares upon IPO	—	—	1,668,974,247	238,660,143
Conversion of convertible redeemable non-controlling interest into non-controlling interest upon IPO	—	—	176,397,261	25,224,473
Reclassification of deferred offering costs to additional paid-in capital	—	—	29,129,441	4,165,455
Expensed of deferred offering costs before IPO	—	—	1,624,680	232,326
Net off deferred offering costs to other payable	—	—	747,087	106,832

9